 Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Third ball mill commissioned at Paracatu mine

Toronto, Canada, June 6, 2011 –  Kinross Gold Corporation (TSX: K; NYSE: KGC) announced today that the third ball mill which was recently installed at its Paracatu expansion plant in Minas Gerais, Brazil, has been successfully commissioned, on schedule and on budget. The ore feed rate is currently at approximately 60% and is expected to ramp up to 100% in the third quarter of 2011.

Start-up of the ball mill was incorporated into the Company’s 2011 production forecast, which remains unchanged. Kinross' South America Region remains on target to produce an expected 1,000,000 to 1,070,000 gold equivalent ounces in 2011.

The third ball mill is expected to enhance plant throughput at Paracatu as the mine encounters harder sections of the orebody. A fourth ball mill, which is expected to further enhance throughput as ore hardness increases in future years, remains on schedule to be operational in the first half of 2012.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States and employs approximately 7,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact
Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact
Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including any information as to the future performance of Kinross, constitute “forward looking statements” within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward looking statements include, without limitation, possible events,

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

opportunities, statements with respect to possible events or opportunities; the future price of gold and silver; the estimation of mineral reserves and mineral resources and the realization of such estimates; the timing, amount and costs of development of mineral deposits and estimated future production; expected capital expenditures; exploration, development and mining activities; permitting time lines; currency fluctuations; requirements for additional capital; government regulation; environmental risks; unanticipated reclamation expenses; and title disputes or claims. The words ‘‘expects’’, “is expected’’, “forecasts’’, ‘‘plans’’, ‘‘scheduled’’ or “targets”, or variations of such words and phrases or statements that certain actions, events or results ‘‘could’’, ‘‘may’’, ‘‘might’’, ‘‘should’’, ‘‘will be taken’’ or ‘‘will be achieved’’, and similar expressions, identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and Management’s Discussion and Analysis for the fiscal year-ended 2010. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in national and local government legislation, taxation, controls, policies and regulations, the security of personnel and assets, and political or economic developments in Canada, Brazil and Chile; operating or technical difficulties in connection with mining or development activities, including but not limited to geology and metallurgy; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of mineral reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements, the “Cautionary statement on forward-looking information” in our February 16, 2011 news release, and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other information
Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

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